Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

ELECTION OF employees’ representative Supervisor

Reference is made to the announcement (the “Announcement”) of the of China Southern Airlines Company Limited (the “Company”) dated 23 November 2017 in relation to, among others, the proposed re-election and election of Supervisors. Capitalised terms used herein shall have the same meanings as those defined in the Announcement unless otherwise defined.

The 6th joint meeting of the fourth session of employees’ representatives group/team leaders' meeting of the Company was held recently and Ms. Mao Juan was elected as an employees’ representative Supervisor of 8th session of the Supervisory Committee for a term of three years. The appointment of Ms. Mao Juan shall become effective upon the conclusion of the EGM. The biographical information of Ms. Mao Juan is set out below:

Mao Juan, female, aged 44, with a bachelor's degree, graduated from Operation and Management Department in Civil Aviation College of China majoring in civil aviation program and finance, and obtained an on-job bachelor degree in Auditing from the School of Adult Education, Harbin University of Science and Technology. Ms. Mao is a CPC member and began her career in July 1993. She served as Deputy General Manager of Hainan Branch Comprehensive Trading Company of the Company, Deputy Manager of Finance Department in Hainan Branch of the Company and Manager of Audit and System Office of Finance Department in the Company. From August 2011 to May 2016, she acted as Deputy General Manager of Audit Department in the Company. She has acted as various positions in the Company, such as general manager of Audit Department, from June 2016 to May 2017, and has been the deputy general manager of Audit Department in the Company since May 2017. She currently serve as the Chairman of the Supervisory Committee of Guangzhou Nanland Air Catering Company Limited and Nan Lung Holding Limited, the deputy general manager of audit department of CSAHC, as well as the supervisor of Southern Airlines Group Finance Company Limited, Xiamen Airlines Company Limited, Chongqing Airlines Company Limited, Guizhou Airlines Company Limited, Zhuhai Airlines Company Limited, China Southern Airlines Henan Airlines Company Limited, and Guangzhou Baiyun International Logistic Company Limited, etc.

Ms. Mao Juan will enter into a service contract with the Company and shall hold their office until the expiry of the term of the 8th Session of the Supervisory Committee. Pursuant to the “Administrative Measures on Supervisors’ Remuneration of China Southern Airlines Company Limited”, the emolument of a Supervisor is determined with reference to the responsibilities, risk and contributions of his/her position. Mr. Mao Juan will not receive any Supervisor’s fee but will receive salary based on her position in the Company, the exact amount of which is determined by the working salary system of the Company.

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As at the date of this announcement, save as disclosed, Ms. Mao Juan (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no other matter relating to the appointment of Mr. Mao Juan that needs to be brought to the attention of the Shareholders, nor is there any other information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

1 December 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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